

March 28, 2023

J. Abbott R. Cooper
Managing Member
Driver Management Company LLC
1266 E. Main Street, Suite 700R
Stamford, CT 06902

     Re: AMERISERV FINANCIAL INC /PA/
         PRRN14A filed March 21, 2023
         Filed by Driver Management Company LLC et al.
         File No. 000-11204

Dear J. Abbott R. Cooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PRRN14A filed March 21, 2023

Information on the Mechanics of Cumulative Voting, page 25

1.   Please revise this section (i) to make it more concise by reducing the considerable repetition that currently exists, and (ii) to expand the disclosure to address as clearly as possible how cumulative voting will work in various voting scenarios. To take one example, it is unclear how cumulative voting would apply, or not apply, in the event a shareholder casts one or more votes for a Company nominee on Driver's proxy card and does not provide instructions as to how the shareholder may wish to cumulate votes. To take another example, it is unclear how the disclosure on cumulative voting, which appears to give broad discretion to Driver in certain circumstances, is to be interpreted alongside the potentially conflicting disclosure on undervoting (i.e., "IF YOU MARK FEWER THAN THREE "FOR" BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY "FOR" THOSE NOMINEES YOU HAVE SO MARKED.") In general, the

J. Abbott R. Cooper
Driver Management Company LLC
March 28, 2023
Page 2

disclosure appears to focus on a shareholder that selects the "FOR ALL EXCEPT
DRIVER NOMINEE(S) WRITTEN BELOW" box, and not on a shareholder that votes on
director nominees using the individual boxes that appear next to those individual
nominees.

General

2. We note the response to prior comments 2 and 5, as well as new disclosure regarding
litigation concerning Driver's nominations. If Driver in fact intends to distribute its
definitive proxy statement before the litigation related to the validity of its nominees has
been settled in Driver's favor, please include disclosure in the proxy statement advising
shareholders of the risk of their votes not being honored if they vote using Driver's proxy
card. In addition, to the extent that a risk remains that Driver's nominations will
ultimately be adjudged invalid, please disclose how Driver will treat proxies received
(including those containing votes for the registrant's nominees) if its nominations are in
fact adjudged invalid.

3. We note the response to prior comment 4. While we see disclosure that is responsive to
Rule 14a-5(e)(1) and (2), we do not see clear disclosure with respect to 14a-5(e)(3), or any
disclosure with respect to 14a-5(e)(4). Please provide such disclosure, or advise.

4. Rule 14a-19(f) provides that the proxy card "may provide a means for the security holder
to grant authority to vote for the nominees of the registrant set forth, as a group, and a
means for the security holder to grant authority to vote for the nominees of any other
soliciting person set forth, as a group, **provided that there is a similar means for the
security holder to withhold authority to vote for such groups of nominees**..."
(emphasis added). Please revise the proxy card accordingly.

We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions